UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a)

BIOSPECIFICS TECHNOLOGIES CORP.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001
(Title of Class of Securities)

090931106
(CUSIP Number)

BioSpecifics Technologies Corp.
35 Wilbur Street
Lynbrook, NY 11563
516.593.7000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 23, 2006
(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

(Continued on following pages)

1.	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas L. Wegman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [__]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 360,944 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 360,944 (1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 368,244 (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14.	TYPE OF REPORTING PERSON IN

(1) Includes 318,300 options granted to Mr. Wegman, but excludes (i) 100,000 options which are contingent and are not currently exercisable, and (ii) 7,300 shares of common stock held by Mr. Wegman’s wife and child, the beneficial ownership of which are disclaimed by Mr. Wegman below.

(2) Includes (i) 318,300 options granted to Mr. Wegman, and (ii) 7,300 shares of common stock held by Mr. Wegman’s wife and child. Mr. Wegman disclaims beneficial ownership of the 7,300 shares of common stock held by his wife and child and this statement shall not be deemed an admission that Mr. Wegman is the beneficial owner of such securities for purposes of Section 13d or any other purpose. Excludes 100,000 options which are contingent and are not currently exercisable.

Explanatory Note

On January 23, 2006, Mr. Thomas L. Wegman (“Mr. Wegman”) received as a bonus, above his base compensation as President of BioSpecifics Technologies Corp. (the “Company”), stock options to purchase 100,000 shares of the Company’s common stock. Mr. Wegman became obligated to file a Schedule 13D under the Securities Exchange Act of 1934, as amended, as a result of the stock option grant on January 23, 2006, which when taken together with (i) Company common stock already beneficially owned by him and (ii) stock options previously granted to him, constituted a total of 343,244 shares (including the 7,300 shares of common stock held by Mr. Wegman’s wife and child, the beneficial ownership of which has been disclaimed by Mr. Wegman) of the Company’s common stock. On September 6, 2006, Mr. Wegman received options to purchase 25,000 shares of the Company’s common stock bringing, as of the date of this filing, the total number of shares he beneficially owns (directly or indirectly) to 368,244 (2). All information disclosed in this Schedule 13D is as of the date of this filing.

Item 1.   Security and Issuer.

The Company, BioSpecifics Technologies Corp., a Delaware corporation, is the issuer and has its principal executive offices at 35 Wilbur Street, Lynbrook, NY 11563. This statement relates to the Company’s common stock, $0.001 par value per share.

Item 2.   Identity and Background.

(a)-(f). Thomas L. Wegman. This Schedule 13D is being filed by Mr. Thomas L. Wegman, a citizen of the United States (the “Reporting Person”). The Reporting Person, as if the date of this filing, is the Company’s President and Secretary. The address at which the Reporting Person’s occupation is conducted is 35 Wilbur Street, Lynbrook, NY 11563. During the last five years, the Reporting Person has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

The Reporting Person (i) used his personal funds to acquire the shares directly owned by him or (ii) acquired such shares or stock options through stock grants, stock option grants or the exercise of stock options received from the Company as bonuses or as part of his compensation as an employee of the Company.

Item 4.   Purpose of Transaction.

The Reporting Person holds his shares directly solely for investment. There is no intention other than to hold the shares for investment and/or sell the shares, as permitted by law.

The Reporting Person has made no proposals, and have entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

(a) The Reporting Person is the beneficial owner of 368,244 (2) shares of the Company’s common stock, representing 6.1% of the outstanding shares of the Company’s common stock. The Reporting Person does not own any other securities of the Company.

(b) The Reporting Person has the sole power to vote and dispose of 360,944 (1) shares.

(c) The Reporting Person did not effect any transactions in the Company’s securities within the past 60 days.

(d) Except as disclosed in this Schedule 13D, other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities directly held by the Reporting Person.

(e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2007

THOMAS L. WEGMAN

/s/ Thomas L. Wegman
Thomas L. Wegman